September 16, 2024

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

Re:	Bluemount Holdings Limited
Draft Registration Statement on Form F-1
Submitted June 25, 2024
CIK No. 0002027815

On behalf of Bluemount Holdings Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated July 19, 2024 with respect to the Draft Registration Statement on Form F-1, CIK No. 0002027815 (“F-1”), submitted on June 25, 2024 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement on Form F-1

General

1.We note your disclosure that approximately 57% and 78% of your revenues in the last two fiscal years were attributable to consulting and advisory services, and 40% and 19% of your revenues were attributable to the trading of luxury timepieces. Please revise your prospectus significantly in the (a) prospectus summary, (b) risk factors, (c) industry, (d) business and (e) management's discussion and analysis of financial condition and results of operations sections to discuss these two revenue-producing segments in the beginning of each of the respective sections of the prospectus. In this regard, we note that currently you prominently discuss underwriting and placing services, securities dealing and brokerage services, and asset management services in each of the sections, even though less than 3% and 4% of your revenues were derived from these types of services in fiscal years 2024 and 2023, respectively.

Response: In response to the Staff’s comment, the Company has amended the disclosures in the following sections: (a) prospectus summary, (b) risk factors, (c) industry, (d) business and (e) management's discussion and analysis of financial condition and results of operations sections.

2.Please revise your cover page, summary, and risk factors sections to disclose your multiple class share structure (Class A ordinary shares and Class B ordinary shares) and explain the nature of the disparate voting rights, including the number of votes per share to which each class of common stock is entitled, and the risks the structure presents to investors, including the risk that future issuances of high-vote shares may be dilutive to the shareholders of Class B shares.

Response: In response to the Staff’s comment, the Company has amended the disclosures on the cover page and pages 1, 12, and 52.

3.Please define "Controlling Shareholders" the first time you refer to this group of shareholders in the filing or advise.

Response: The Company respectfully advises the Staff that all references to “Controlling Shareholders” have been deleted in the Revised F-1.

4.Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Madeleine Mateo at (202) 551-3465 to discuss how to submit the materials, if any, to us for our review.

Response: The Company confirms that neither the Company nor anyone authorized by the Company has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. The Company further confirms that it will submit any written communications that are presented to potential investors in reliance on Section 5(d) prior to the effectiveness of the registration statement.

5.We note that in several risk factors you refer to your or the group's "retail shops," but in the facilities section starting on page 109 you only describe a 3,000 square foot office space you lease. Please revise for consistency or advise.

Response: The Company respectfully advises the Staff that the Company currently does not have any retail shop and all references to retail shop have been deleted in the Revised F-1.

6.We note that throughout the prospectus you often describe the industry using compound annual growth rate ("CAGR"). Because CAGR only represents two discrete snapshots in time, but does not show trends or events during the period represented, please balance your disclosure by also including the annual rates for the periods represented.

Response: The Company respectfully advises the Staff that all references to CAGR have been deleted in the Revised F-1.

7.Please include compensation of your executive officers in the most recent fiscal year. Refer to Item 6.B. of Form 20-F.

Response: In response to the Staff’s comment, the Company has included the compensation on page 151.

Overview, page 1

8.Please revise here and in other key disclosures where you discuss your business model related to selling luxury timepieces to provide additional key details. For example, discuss your distribution strategies, the type and amount of marketing you perform, the percentage of revenue from on-line vs. off-line sales, the percentage of corporate vs. retail customers, the type and number of storefronts you have, etc. Additionally, based on disclosure on pages 77 and 103, it appears that you have generated substantially all of your revenue from sales to one customer. If true, please more prominently disclose this fact.

Response: In response to the Staff’s comment, the Company has revised to address the above on pages 2, 70, and 100.

Corporate History and Structure, page 3

9.Please revise the corporate structure diagram here and elsewhere in the filing to clearly disclose the percentage of voting rights and economic rights by class of share.

Response: In response to the Staff’s comment, the Company has revised to address the above on page 4, 5, 67, and 68.

Prospectus Summary, page 12

10.Please revise the first paragraph in this section to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities. In this regard we note that your disclosure currently refers to "three consecutive years."

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on page 15 of the Revised F-1.

Risk Factors, page 17

11.We note the significant revenue concentration within your customer base. In this regard, we note that Customer A from your trading of timepiece segment accounted for 40.45% of your revenue for the year ended March 31, 2024, Customer B from your consulting and advisory segment accounted for 66.54%, and Customer C from your trading of timepiece segment accounted for 18.52% of your revenue for the year ended March 31, 2023. Please identify Customer A, Customer B and Customer C and include a risk factor highlighting the risks associated with dependence on a limited number of customers. Further, if applicable, disclose the terms of any material agreements with these customers and file the agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on pages 24, 84 and 85 of the Revised F-1. The Company respectfully submits that it did not identify Customer A, Customer B and Customer C as the Company believes that the identification of these customers is not information that is material to an investor or would increase an investor’s understanding of the Company given that Customer B and Customer C, the customers who accounted for 10% or more of the Company’s revenues in 2023, were no longer customers of the Company in 2024 and the Company does not expect Customer A to account for a significant revenues of the Company in the coming fiscal year.

Additionally, the Company respectfully advises the Staff that it determined that its agreements with these three customers are not material agreements under Item 601(b)(10) of Regulation S-K because (1) the agreements were entered into in the ordinary course of the Company’s business and the forms of agreements constituting the entire customer relationship are ordinary course agreements for the Company and (2) the Company’s business and profitability are not substantially dependent on any of the agreements with these three customers, given that (i) the Company has not signed any long term contract with these customers, (ii) the nature of the Company’s business is project-based, therefore it would not rely on any single customer for recurring revenue in the long run, and (iii) the loss of any one customer will not materially and adversely affect the Company’s profitability in the long run because of the Company’s ability to attract new customers and to secure new projects from its existing customers, which flexibility is demonstrated by the fact that the Customer B and Customer C did not contribute any of the Company’s revenue for 2024.

Risks Related to Our Business, page 17

12.Please refer to industry challenges described on pages 88 and 89 and revise this section to describe material risks to investors related to the industry of trading luxury watches.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on pages 21 to 22 of the Revised F-1.

Reliance on products of certain brands under the Commodity Trading Business Segment, page 29

13.Please revise to disclose the top three brands of timepieces that comprise 100% of your inventory.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on page 23 of the Revised F-1.

Recent joint statements by the SEC and PCAOB, page 40

14.We note your disclosure about the Holding Foreign Companies Accountable Act. Please update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on pages 44 and 45 of the Revised F-1.

Use of Proceeds, page 56

15.We note that you plan to use approximately 30% of the net proceeds of this offering for acquisition of financial and investment related companies. Please provide a brief description of the businesses you are seeking to acquire and, to the extent you have identified any particular business, include information on the status of the acquisition. Refer to Item 3.C.3. of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 58, 59 and 62 to clarify that the Company has not identified any acquisition target at the moment.

16.Please give the net amount of the proceeds to be used for each of the uses specified. Refer to Item 3.C.1. of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on page 62 of the Revised F-1. The Company will update the amount once the total offering size is determined.

Reorganization, page 61

17.We note the depiction of Bluemount Capital Limited in the diagram illustrating your corporate structure immediately after this offering, as well as your disclosure on pages F-7 and F-35, that this company was incorporated in Hong Kong. However, your disclosure on page 62 states that Bluemount Capital Limited was formed as the foreign company's Taiwan branch, Republic of China. Please disclose consistently if the company is incorporated under the laws of Taiwan or Hong Kong.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on page 69 of the Revised F-1.

Competition in the financial services industry in Hong Kong, page 67

18.Please tell us why you disclose that securities dealing is your primary business and has traditionally been a significant part of your operations considering the immaterial impact of this business on your financial results. Alternatively, please revise your disclosure as needed.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on page 90 of the Revised F-1 to delete the relevant disclosures about securities dealing being our primary business.

Advisory service fee income, page 73

19.Please revise your disclosure to provide details of the amount of revenue recognized each year and the year over year changes in your advisory service fee income. For example, disclose the number of projects/transactions closed each year, average fee per projects/agreement and discuss the underlying reasons for any material trends.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on page 72 of the Revised F-1.

Trading of timepiece, page 73

20.Please revise your disclosure to provide details of the amount of revenue recognized each year and the year over year change in your trading of timepieces revenue. For example, disclose the number of timepieces sold in each period, the average sales price per timepiece and discuss the underlying reasons for any material trends.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on pages 72 of the Revised F-1.

Impairment loss on trade and other receivables, page 73

21.Please revise your disclosures to discuss the key facts and circumstances that resulted in the 2023 impairment loss. Please discuss the likelihood that the underlying reasons for the impairment loss are indicative of the need for future impairments.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on page 75 of the Revised F-1.

Results of Operations - Income tax expense, page 74

22.Please revise to disclose the effective tax rate for each period presented and describe the underlying reasons for the material difference. Please discuss the extent that the reason for the large effective tax rate in 2023 is expected to impact future taxes so that investors can ascertain the likelihood that past tax rates are indicative of future tax rates.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on pages 80 – 81 of the Revised F-1.

Industry Background of Financial Services Business Segment, page 80

23.Please reconcile your disclosure that as of March 31, 2024, the equity market in Hong Kong ranked the seventh largest stock market in the world with the table below your disclosure showing the worldwide ranking of the Hong Kong Stock Exchange as eighth in the world.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 98 of the Revised F-1.

Industry Background of the Consulting and Advisory Services Business Segment, page 83

24.Please provide support for your disclosure in the first paragraph of this section that the "market size of the consulting services industry reached more than one trillion U.S. dollars in 2022."

Response: In response to the Staff’s comment, the Company has added the relevant support in the footnote on page 92 of the Revised F-1.

25.We note that your business operates exclusively in Hong Kong. Please revise your disclosure in the third full paragraph on page 84 to describe Hong Kong's management consulting market. In this regard, we note that you currently discuss the size of China's management consulting market but you do not appear to have any operations in Mainland China. Make corresponding changes in the first paragraph on page 88 where you discuss the size of China's luxury timepieces market.

Response: In response to the Staff’s comment, the Company has deleted discussions about China’s management consulting market and China’s luxury time pieces market in the Revised F-1.

Industry Background of the Luxury Branded Timepieces Business Segment, page 86

26.Please explain what you mean by your reference to "Incredible" in the first paragraph on page 87.

Response: In response to the Staff’s comment, the Company has deleted the relevant disclosures in the Revised F-1.

27.Please revise your disclosure here and throughout this prospectus to cite specific sources for the market and industry data you present.

Response: In response to the Staff’s comment, the Company has provided the specific source for the market and industry data in the Revised F-1.

28.Please either explain why in the fifth paragraph on page 87 you describe the online sector and online platforms and their relevance to your business or remove this paragraph.

Response: In response to the Staff’s comment, the Company has deleted the relevant disclosures in the Revised F-1.

Synergies among our different lines of services which generate diversified and stable sources of revenue, page 93

29.We note your disclosure on pages 91 and 93 related to the benefits created by synergies between your businesses and other disclosure in your filing discussing how your businesses “complement one another.” Noting that 57% of your revenue for the year ended March 31, 2024 related to your consulting and advisory business and 40% of your revenue related to selling watches, please revise your disclosure throughout your filing to clarify how these apparently disparate businesses create synergies and the types of synergies created. Alternatively, and if appropriate, please remove disclosure related to synergies.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on pages 101 and 120 and throughout the Revised F-1.

Strengthening our placing and underwriting services, page 93

30.Please balance your disclosure that your placing and underwriting business is your core competence with a discussion of the historical revenue generated from the placing and underwriting business and your engagement in these services subsequent to March 31, 2024, up to the date of the prospectus. In this regard, we note your disclosure on page 63 that you generated 0% and 1.32% of your total revenues from the underwriting and placing services for the years ended March 31, 2024, and 2023, respectively.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on page 120 and throughout the Revised F-1.

Consulting and Advisory Business Segment, page 100

31.Please revise this subsection significantly to provide additional details on the services offered by you in the consulting and advisory business segment. Explain what specific services you provide under each corporate finance and strategic communications "segments" and describe how you are compensated for such services, such as commissions, flat fees or otherwise.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 102 to 103 of the Revised F-1.

Consulting and Advisory Business Segment, page 105

32.Where you highlight the extensive business and financial knowledge possessed by your staff, please balance your disclosure by also discussing that your operating subsidiaries employed only nine employees as of March 31, 2024.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on page 105 and throughout the Revised F-1.

Sales and Marketing - Commodity Trading Business Segment, page 105

33. Your disclosure here implies that you have a broad, active and loyal customer base.  However, based on disclosure on pages 77 and 103, it appears that you have generated substantially all of your revenue from sales to one customer. If true, please revise your disclosure here and elsewhere in the filing to ensure that the characterization of your customer base is consistent with the fact that you have one customer.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on page 109 and throughout the Revised F-1.

Employment Agreements with Executive Officers, page 135

34.Please describe the material terms of the employment contracts with your executive officers. Refer to Item 10.C. of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on page 150 and throughout the Revised F-1.

Principal Shareholders, page 136

35.We note your reference to controlling shareholders on page 152. Please disclose what percentage of the voting power will be held by the controlling shareholders after this offering and the percentage of outstanding shares that holders of Class A ordinary shares must keep to continue to control the outcome of matters submitted to shareholders for approval. Explain the controlling shareholders' ability to control matters requiring shareholder approval, including the election of directors, amendments of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on page 170 of the Revised F-1. Further, the Company respectfully submits that the term “controlling shareholders” was previously inadvertently included.

36.You disclose that upon the closing of the offering, none of your shareholders will have different voting rights from other shareholders. Please tell us how this disclosure is consistent with disclosure on pages 141 and F-38 that Class A shareholders have 20 votes and Class B shareholders have one vote per share. Alternatively, please revise as appropriate.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on page 152 of the Revised F-1.

37.Please disclose the natural person or persons who have voting and dispositive control over the shares held by Echo International Holdings Group Limited.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on page 153 of the Revised F-1.

38.Please tell us why the ownership percentages in the table on page 137 differ from percentages disclosed on page F-9. If necessary, revise your disclosure for consistency or advise.

Response: In response to the Staff’s comment, the Company respectfully submits that on page F-9, the ownership percentage is stated as of March 31, 2024, while on page 153, it reflects the shareholding percentage as of the date of the prospectus. Further, on page F-50, under subsequent events, there is documentation of a share transfer that occurred after the year ended on March 31, 2024.

Certain Relationships and Related-Party Transactions

Transactions with Certain Related Parties, page 138

39.Please revise the second paragraph in this section to state that you are required to disclose related party transactions since the beginning of your three preceding fiscal years. Refer to Item 7.B. of Form 20-F. In addition, revise the tables in this section to explain the related party relationship for each of the entities or individuals included in this section.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 154 to 156 of the Revised F-1.

Description of Share Capital

Calls on Ordinary Shares and Forfeiture of Ordinary Shares, page 142

40.We note your disclosure in this section that "directors may from time to time make calls on your shareholders in respect of any money unpaid on their shares." We also note that your opinion of counsel when filed should opine that the shares to be registered in this offering are fully paid and non-assessable. As such, please clarify your disclosure, if true, that your board may not make calls on the shares being registered in this offering or advise.

Response: In response to the Staff’s comment, the Company has confirmed with its Cayman Islands legal counsel that if the shares to be registered in this offering are issued and allotted by the Company against payment in full of the consideration therefor and in accordance with the terms set out in the registration statement, the underwriting agreement and the memorandum and articles, and such issuance of shares has been duly registered in the Company's register of members as fully paid shares, the shares to be registered in this offering will be validly issued, fully paid and non-assessable, and the Company will not make calls on such shares.  The Company has amended the relevant disclosure on page 160 of the Revised F-1.

Anti-Takeover Provisions, page 144

41.Please disclose that your dual class capital structure may have anti-takeover effects preventing a change in control transaction.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosure on pages 55 and 162 of the Revised F-1.

Note 7. Administrative Expenses, page F-27

42.You disclose on page 109 that you had nine employees and some appear to be clearly administrative. You also disclose here that Salaries and benefits was HK$0 for 2023 and HK$32,000 for 2024. Please tell us in what income statement line-item salary and benefits expense for your administrative employees is presented and revise if needed.

Response: In response to the Staff’s comment, the Company respectfully submits that the salaries and benefits   for the years ended March 31, 2023 and 2024 were classified and recorded in separate income statement line-items of “cost of revenue” and “administrative expenses”. This classification was based on the nature of the salaries and benefits incurred during the respective periods.

Salaries and benefits classified under “cost of revenue” represent direct labor costs directly attributable to the generation of revenue from security-related services and asset management activities. These expenses are detailed on page F-26 of the financial statements. In contrast, salaries and benefits that are not directly related to the generation of revenue are included under “administrative expenses”, as disclosed on page F-27.

For the year ended March 31, 2024, the total salaries and benefits recognized under “cost of revenue” amounted to HK$20,000, while those recognized under “administrative expenses” were HK$32,000. For the year ended March 31, 2023, the corresponding amounts were HK$120,000 under “cost of revenue” and HK$nil under “administrative expenses”.

Note 14. Trade Receivables, page F-31

43.Based on your disclosure here, it appears that substantially all of your trade receivables, including related party receivables, are past due at March 31, 2024. Please revise to provide an aging analysis of your past due trade receivables by class of receivable. Please provide sufficient granularity in your past due categories to allow a reader to fully understand the magnitude of the length of time past due.

For example, if a material amount of receivables are past due well over 90 days, provide additional past due categories (e.g. 180 days, 360 days, 540 days, etc.).

Response: The Company respectfully acknowledges the Staff’s comments and has provided the following disclosure draft in Reponses, which will be integrated into the existing financial statements upon receiving your further approval, prior to the public filing:

"14. Trade Receivables

	2023	2024
	HK$’000	HK$’000
Trade receivables arising from:
- Security related service and asset management income – related parties	8,905	8,342
- Security related service and asset management income – third parties	35,428	48,517
- Trading of timepieces – third parties	290	4,194

	44,623	61,053
Less: impairment allowance	(35,199)	(36,062)

Total	9,424	24,991

The following is an aged analysis of trade receivables presented based on the due dates.

As of March 31, 2024	Security related service and asset management income – related parties	Security related service and asset management income – third parties	Trading of timepieces – third parties	Total
	HK$’000	HK$’000	HK$’000	HK$’000

Current	100	-	450	550
1- 3 months	111	10,460	950	11,521
4-6 months	115	1,440	-	1,555
7-9 months	3	3,940	-	3,943
10-12 months	107	1,440	2,794	4,341
1 – 2 years	679	28,941	-	29,620
2 – 5 years	7,227	2,296	-	9,523
	8,342	48,517	4,194	61,053
Less: impairment allowance	(1,993)	(33,815)	(254)	(36,062)

Total	6,349	14,702	3,940	24,991

14. Trade Receivables (Continued)

As of March 31, 2023	Security related service and asset management income – related parties	Security related service and asset management income – third parties	Trading of timepieces – third parties	Total
	HK$’000	HK$’000	HK$’000	HK$’000

Current	-	-	-	-
1-3 months	264	8,250	-	8,514
4-6 months	-	15,750	-	15,750
7-9 months	188	750	290	1,228
10-12 months	226	750	-	976
1 – 2 years	8,069	9,504	-	17,573
2 – 5 years	158	424	-	582
	8,905	35,428	290	44,623
Less: impairment allowance	(1,615)	(33,294)	(290)	(35,199)

Total	7,290	2,134	-	9,424

For other trade receivables arising from contracts with customers, the Group generally allows a credit period of 30 days (2023: 30 days) to its customers.  As of March 31, 2024, included in the Group’s trade receivables balance are debtors with aggregate carrying amount of HK$60,503,000 (2023: HK$44,623,000) which are past due as of the reporting date.

Details of the impairment assessment of trade receivables are set out in Note 26b.”

44.Please revise in MD&A to disclose the gross carrying amount of trade receivables and a breakdown of the ECL impairment allowance by the receivable classes used in the table on the top of page F-31.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosure on page 79 of the Revised F-1.

Note 20. Dividend Payables, page F-36

45.Your disclosure on page 139 describes this related party amount as a loan payable. Please revise as appropriate to clearly and consistently disclose the nature of this payable. If this represents a dividend payable, please revise to clarify when the dividend was declared, why it has not been paid and when it is expected to be paid.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosure on page 156 of the Revised F-1. Initially, the Company stated the sum as a loan payable. However, the amount owed to Echo International Holdings Group Limited should be recognized as dividend payable which is unsecured, interesting-bearing at 7% per annum, and payable on demand.

Note 26 - Financial Instrument - b.(iii) ECL for trade receivables from contracts with customers,

46.Noting the materiality of your gross receivables 90+ days past due and lifetime ECL impairment allowance for trade receivables from contracts with customers, please revise to disclose the gross receivables and ECL impairment allowance for those assessed individually and separately for those assessed collectively. Refer to paragraph 35B(a) of IFRS 7.

Response:

In response to the Staff’s comment, the Company respectfully submits that the distinction between trade receivables assessed individually and those assessed collectively is not applicable. Accordingly, we will amend the disclosure in Note 26b, as outlined in our response to Staff comment 47 below and remove all the inapplicable disclosure related to the collective assessment of the ECL of trade receivable throughout the financial statements prior to the public filing. The management performs impairment assessment under ECL model on trade receivables with credit-impaired individually only.

47.Please tell us in detail and revise to disclose the inputs, assumptions and estimation techniques used to measure expected credit losses for trade receivables assessed individually and separately for those assessed collectively. Specifically tell us how a trade receivable that is considered in default impacts your measurement of credit loss as compared to a trade receivable that is not considered in default. Lastly, please tell us how you consider historical write-offs in your measurement of credit loss. Refer to paragraph 35G of IFRS 7.

Response: In response to the Staff#8217;s comment, the Company respectfully submits that the Company has provided the following discussion and disclosure draft in response related to the inputs, assumptions and estimation techniques used to measure expected credit losses for trade receivables assessed individually, which will be integrated into the existing financial statements upon receiving your further approval, prior to the public filing:

Proposed revision of Financial Note 26b(iii) disclosure on page F-46 of the financial statement:

“The Group applies simplified approach under IFRS 9 to provide for ECL using lifetime expected loss provision for trade receivables from contracts with customers and assessed the impairment assessment with credit-impaired individually by making periodic assessments on the recoverability of the receivables based on the historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions, assessment of both the current conditions and repayment arrangements with the customers at the reporting date as well as the forecast of future conditions. The provision rates are based on the historical credit loss experience and are adjusted for forward-looking information that is available without undue cost or effort. At every reporting date, the historical observed default rates are reassessed and changes in the forward-looking information are considered.”

-Trade receivable that is considered in default impacts on measurement of credit loss

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full. It is presumed that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate. When assessing expected credit losses, default receivables are subject to higher provisions compared to non-default receivables. This is to account for the increased credit risk associated with defaults.

-Historical write-offs in your measurement of credit loss

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate.

The Company has continuously monitored the liquidation status of its trade debtors and has not identified any trade debtors undergoing liquidation or bankruptcy for the years ended March 31, 2024, and 2023, and up to the present date. Consequently, no historical write-offs have been recorded by the Company.”

48.Your disclosure on page F-31 indicates that the receivables over 90 days past due are not considered in default by considering the historical payment arrangement. Please provide us with your analysis explaining how you have overcome the rebuttable presumption that default does not occur later than when a financial asset is 90 days past due. Refer to paragraph B5.5.37 of IFRS 9. As part of your analysis, explain the terms of the historical payment arrangement referenced in your disclosure and how they impact your conclusion.

Response: In response to the Staff’s comment, the Company respectfully submits that the disclosure of trade receivables in Financial Note 14 on page F-31 is proposed to be revised in accordance with our response to Staff comment 43 above.

The Group conducts an impairment assessment under the Expected Credit Loss (ECL) model specifically for trade receivables that are individually credit-impaired. In evaluating the recoverability of these trade receivables, the Group takes into account its historical credit loss experience, adjusted for factors specific to the debtors, general economic conditions, current circumstances, and the repayment arrangements with customers as of the reporting date. Additionally, the Group incorporates forecasts of future conditions, which it considers to be more reasonable and appropriate for assessing the default risk of trade receivables on an individual basis.

The Group entered into additional payment arrangements with customers who have overdue balances. These arrangements serve as structured repayment plans, clearly outlining the repayment schedule for the amounts owed by these customers. In assessing the recoverability of the trade receivables, the Group thoroughly evaluates the financial condition of each customer, taking into consideration their financial statements, historical payment records, and direct communications. Based on this comprehensive assessment, the Group may determine that certain trade receivables overdue by more than 90 days should not be considered in default, as the repayment plans provide a reasonable basis for expecting recovery.

49.Based on the allowance rollforward, it appears that you have not written-off any trade receivables during 2023 and 2024. Considering your write-off policy as disclosed on page F-20, please tell us in detail and revise as appropriate to discuss the key facts and circumstances you considered in determining no trade receivables should be writtenoff. Refer to paragraph 35B(a) of IFRS 7.

Response: In response to the Staff’s comment, the Company respectfully refers the Staff to its response under comment number 48, which explains that the Company entered into additional payment agreements with customers to recover outstanding trade receivables. These agreements include structured repayment schedules, and the trade receivables have been subsequently settled in accordance with these terms.

Furthermore, the Group maintains ongoing communication with these customers to monitor their financial status and payment progress. The decision not to write off any trade receivables for the years ended March 31, 2023, and 2024, is also supported by searches and analyses confirming that none of these customers are currently undergoing liquidation or bankruptcy proceedings. As a result, the Company determined that no trade receivables met the criteria for write-off during these periods, in accordance with its write-off policy and paragraph 35B(a) of IFRS 7.

50.Based on your disclosure here, it appears that you have HK$53.6 million of gross 90+ days past due trade receivables and an ECL impairment allowance of HK$28.6 million at March 31, 2024. Given the materiality of these amounts, please provide similar information in MD&A and provide additional discussion regarding the specific facts and circumstances you considered in your individual or collective credit assessments that supported not needing additional ECL impairment allowance. Specifically discuss any payment arrangements you believe supports collectability of the trade receivables.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosure on page 79 of the Revised F-1.

Note 29. Subsequent Events, page F-50

51.Please revise to disclose the amount of consideration, consideration per share and any other material term for each transaction disclosed.

Response: The proposed amendments to Note 29 - Subsequent Events on page F-50 will be integrated into the existing financial statements upon receiving your further approval, prior to the public filing:

“29. Subsequent Events

On May 14, 2024, Bluemount Group Limited sold and transferred 1,127,505 shares (being 4.9% shareholder) of Bluemount Holdings Limited to Lissington Limited with nil consideration, Yes & Right Investment Limited sold and transferred 1,127,505 shares (being 4.9% shareholding) of Bluemount Holding Limited to Wei Chieh Huang with nil consideration, and WI Holdings Limited sold and transferred 1,127,505 shares (being 4.9% shareholding) of Bluemount Holdings Limited to Good Investment Holdings Limited with nil consideration.

The Group has assessed all events up through the date of these consolidated financial statements are available to be issued, there are no other material subsequent events that require disclosure in these consolidated financial statements.”

Item 7. Recent Sales of Unregistered Securities, page II-1

52.Please include the December 18, 2023, share issuance listed on page F-8 and the May 14, 2024, sales listed on page F-50 in this section or advise why these transactions are not included here. In addition, disclose the value of securities listed in this section. As to any securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by you. Refer to Item 701(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosure on page II-1 and II-2 of the Revised F-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick